
Mailstop 3561

March 5, 2018

Lorie L. Tekorius
Chief Financial Officer
The Greenbrier Companies, Inc.
One Centerpointe Drive, Suite 200
Lake Oswego, Oregon 97035

  Re: The Greenbrier Companies, Inc.
    Form 10-K for Fiscal Year Ended August 31, 2017
    Filed October 27, 2017
    Form 8-K filed on January 5, 2018
    File Nos. 001-13146

Dear Ms. Tekorius:

  We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended August 31, 2017

Notes to Consolidated Financial Statements, page 57

Note 19 - Segment Information, page 79

1. We note that your disclosure in Note 19 includes a table at the bottom of the note with financial information related to the GBW Joint Venture segment such as revenue, earnings (loss) from operations, assets, depreciation and amortization, and capital expenditures. In light of the fact that these amounts appear to be related to the total amounts of the GBW Joint Venture entity, rather than your share of the amounts, as recorded in your financial statements as income (loss) related to equity method investments, please tell us, and revise to disclose why you believe it is appropriate to include these amounts in your segment disclosure. In this regard, if your CODM reviews certain total amounts of the joint venture in order to assess segment performance and

allocate resources, please tell us and revise the note to clearly indicate this fact. Your disclosure should also be revised to clearly indicate that you do not own 100% of this joint venture and these amounts are not included in your financial statements. You should also disclose the percentage you own of the joint venture, and that your share of the joint venture earnings are included in the "earnings (loss) from unconsolidated affiliates" line in the income statement. Also, we note that your discussion of the results of operations of the GBW Joint Venture segment within MD&A includes a discussion of the changes in revenue and margin. Please revise to only discuss the changes in your share of the equity method income(loss) as recorded in the "earnings (loss) from unconsolidated affiliates" line item.

Form 8-K Furnished on January 5, 2018

Exhibit 99.1

2.   We note from your earnings release furnished on Form 8-K on January 5, 2018, that you disclose several non-GAAP financial measures including Adjusted EBITDA, Adjusted net earnings attributable to Greenbrier, and Adjusted diluted earnings per share. Please revise to clarify that these measures are non-GAAP financial measures, and to include disclosure of why these measures are useful to investors, as required by Rule 10(e)(1)(i) of Regulation S-K and Instruction 2 to Item 2.02 of Form 8-K. In this regard, we note from your previous response letter dated February 21, 2017, that you responded you will include this language in future earnings releases, however the revised disclosure does not appear to have been made in this most recent earnings release. Please revise accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jim Dunn at (202) 551-3724, Claire Erlanger at (202) 551-3301 or me at (202) 551-3379 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure